Filed pursuant to Rule 425
of the Securities Act of 1933
Filer: Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159
Notice
This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.
An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.
Temporary production decrease at Kvitebjørn
Operator Statoil (OSE:STL, NYSE:STO) and the licensees in the Kvitebjørn field in the North Sea have decided to reduce gas and oil production temporarily to enable sound reservoir management and safe drilling operations for the wells remaining to be drilled.
Output will be reduced by 50% which entails a reduction from about 190,000 barrels of oil equivalent per day to roughly 95,000 barrels of oil equivalent per day.
The reduction will take effect from 22 December 2006 for a period of five months. For Statoil it will mean an average decrease of about 15,000 barrels of oil equivalent per day in 2007. Continuous observation of the reservoir pressure development will be used to assess the duration of the period of reduced production.
The strategy now chosen is based on reservoir conditions and available methods for drilling in reservoirs with high pressure and high temperature. The strategy aims to reduce a reserve loss, enable continuation of the drilling programme and secure future production levels.
Statoil will meet its commitments to its gas customers during this period, including through increasing production from other fields. The effect on
Statoil’s total production in 2007 will therefore be smaller than the reduction in production from Kvitebjørn.
Contact information:
Jone Stangeland, vice president communication, tel. +47 91566869